BRF S.A.

Publicly-Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23,2021, informs its shareholders and the market in general that, BRF Arabia Holding Company (“BRF Arabia”), a joint venture 70% owned by BRF and 30% by Halal Products Development Company (“HPDC”), a wholly owned subsidiary of the Public Investment Fund of Saudi Arabia (“PIF”), has entered into a binding agreement to acquire 26% of Addoha Poultry Company (“Addoha”), a company that operates in the slaughtering of poultry in the Kingdom of Saudi Arabia. Closing of this acquisition is subject to the fulfillment of conditions precedent applicable to transactions of this nature, including approval by regulatory authorities.

The transaction has a total value of SAR316.2 million (equivalent to US$84.3 million), of which SAR216.2 million (US$57.6 million) will be paid into Addoha. A shareholders’ agreement will be signed between BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the management of the company and allowing the know-how of BRF and HPDC to contribute to the maximization of synergies between the entities.

With this investment, the Company takes an important step in consolidating its portfolio and operations in the Middle East. Additionally, the transaction consolidates BRF as one of the main partners of Saudi Arabia in its food security agenda, a country in which the Company has operated for fifty years and where it is a market leader through its iconic brands.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present announcement.

São Paulo, October 31, 2024

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.